UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2015

Commission File Number: 001-37643

KITOV PHARMACEUTICALS HOLDINGS LTD.

(Translation of registrant's name into English)

One Azrieli Center, Round Building Tel Aviv, 6701101, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  x     Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

I.	On December 29, 2015, Kitov Pharmaceuticals Holdings Ltd. (the “Company” or the “Registrant”) published immediate reports in Hebrew with the Israel Securities Authority and the Tel Aviv Stock Exchange (the “TASE”) regarding the following matters, which are summarized below:

1.	The Company announced that at an adjourned Special General Meeting of Shareholders, held on December 29, 2015, at 2:00 PM Israel time, at the offices of the Company, One Azrieli Center, Round Tower, 23rd Floor, Tel Aviv, (the “Offices of the Company”), the requisite majority of the shareholders of the Company approved the change from reporting in accordance with Chapter F of the Israeli Securities Law, 5728-1968 (the “Law”) and to start reporting in accordance with Chapter E3 of the Law and the regulations promulgated thereunder, namely, in accordance with U.S. securities regulations, all in accordance with and subject to the provisions of Section 35XXXII of the Law (hereinafter: the “Resolution”).

2.	The Company further announced that at an adjourned special general meeting of holders of Series 2 Warrants of the Company, held on December 29, 2015, at 3:00 PM Israel time, at the Offices of the Company, the holders of Series 2 Warrants of the Company unanimously approved the Resolution.

3.	The Company further announced that all of the separate classes of the holders of the Company’s securities have approved the Resolution.

II.	The Registrant is announcing that an adjourned special general meeting of the holders of options and warrants of the Company which are not traded on the TASE, held on December 29, 2015, at 4:00 PM Israel time, at the Offices of the Company, the holders of options and warrants of the Company which are not traded on the TASE, including the separate class vote of the holders of the Company’s ADS Warrants, unanimously approved the Resolution.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KITOV PHARMACEUTICALS LTD.

Date: December 29, 2015	By:	/s/ Avraham Ben-Tzvi
Avraham Ben-Tzvi General Counsel & Company Secretary